SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 6, 2012

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated March 5, 2012, entitled “World Renowned Harvard Medical School Professor and Dermatologist Rox Anderson Speaks at The University of Hong Kong.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By:	/s/ Asaf Alperovitz
Name: Asaf Alperovitz
Title: Chief Financial Officer

Date: March 6, 2012

World Renowned Harvard Medical School Professor and Dermatologist Rox Anderson Speaks at The University of Hong Kong

Lecture on Laser Treatment for Vascular Birthmark Sponsored by Syneron Medical Ltd.

HONG KONG--(Marketwire - March 5, 2012) - Syneron Medical Ltd. (NASDAQ: ELOS), the leading global aesthetic device company, announced today that it sponsored a lecture at The University of Hong Kong by Rox Anderson, M.D., Professor and Dermatologist at Harvard Medical School, Boston, MA. The topic of the lecture was "The Laser Treatment for Vascular Birthmark" and it took place on Wednesday, February 29, 2012.

The lecture was moderated by Henry HL Chan, M.D., PhD, a practicing dermatologist and Honorary Clinical Professor, Department of Medicine, The University of Hong Kong.

Louis P. Scafuri, Chief Executive Officer of Syneron Medical, said, "Professor Anderson has been one of the leaders in the field of laser technology for more than 20 years and is considered by many to be the creator of modern laser dermatology. He has a long history using Candela's laser products, which are considered to be the gold standard in the industry, and discussed their application for the treatment of vascular birthmarks. Syneron is proud to partner with the prestigious Division of Dermatology in the Department of Medicine at The University of Hong Kong to provide local dermatologists, physicians and medical students with the opportunity attend this informative lecture."

After the lecture, Dr. Anderson travelled to Vietnam to treat infants with vascular birthmarks at the Vascular Anomalies Center at the University of Medicine and Pharmacy of Ho Chi Minh City. Candela previously donated a Vbeam® pulsed dye laser to support the opening of the Vascular Anomalies Center and Syneron co-sponsored Dr. Anderson's efforts in Vietnam.

Dr. Anderson developed the theory of selective photothermolysis that revolutionized the practice of cutaneous laser surgery. He conceived and developed many of the non-scarring laser treatments now widely used in medical care. These include treatments for birthmarks, port wine stains, microvascular and pigmented lesions, tattoo and permanent hair removal. He has also contributed to treatments for vocal cords, kidney stones, glaucoma, heart disease, photodynamic therapy (use of light-activated localized drugs for cancer and macular degeneration), and optical diagnostics.

Dr. Anderson's research has advanced the basic knowledge of human skin photobiology, drug photosensitization mechanisms, tissue optics, and laser-tissue interactions. His active research includes diagnostic tissue imaging and spectroscopy, photodynamic therapy, mechanisms of selective laser-tissue interactions, adipose tissue biology and novel therapy for skin disorders. Dr. Anderson has been awarded over 60 U.S. and international patents, and has co-authored over 250 scientific books and papers.

About Syneron Medical Ltd. Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enables physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The Company markets, services and supports its products in 90 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide.

Media Contacts:
Syneron - Public Relations
pr@syneron.com

Investor Contacts:
Asaf Alperovitz, Chief Financial Officer
+ 972 73 244 2283
Email: asafa@syneron.com

Zack Kubow, The Ruth Group
646-536-7020
Email: zkubow@theruthgroup.com